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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2014	2013	2012	2011	2010
	(in thousands, except ratios)
Pre-tax (loss) income—continuing operations	$(33,925)	$(203,236)	$77,634	$9,874	$126,308

Fixed charges
Interest expense	$6,214	$6,487	$6,235	$2,267	$—
Amortization of debt costs	1,752	1,423	1,162	123	—
Imputed interest on rent expense	4,137	4,633	4,204	2,441	1,916

Total fixed charges	$12,103	$12,543	$11,601	$4,831	$1,916

Computation
Total earnings and fixed charges	$(21,822)	$(190,693)	$89,235	$14,705	$128,224

Ratio of earnings to fixed charges(1)	—	—	7.69	3.04	66.92

(1)
In 2014 and 2013, we incurred losses from continuing operations. 2013 included $189 million of non-cash asset impairment charges. As a result, our earnings were insufficient to cover our fixed charges by approximately $34 million and $203 million in 2014 and 2013, respectively.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES